UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 1, 2015

Commission File Number: 1-15060

UBS Group AG

UBS AG

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS Group AG and UBS AG which appears immediately following this page.

UBS publishes agenda for the first Annual General Meeting of UBS Group AG

Zurich/Basel | 01 Apr 2015, 07:00 | Price Sensitive Information

Shareholders at this year’s UBS Group AG Annual General Meeting (AGM) in Basel will for the first time be able to decide on compensation for members of the Board of Directors (BoD) and Group Executive Board (GEB). In addition, Helmut Panke will step down from the BoD. Jes Staley will be nominated for election to the BoD.

Zurich/Basel, 1 April 2015 – Helmut Panke will be leaving the BoD at this year’s AGM due to regulatory provisions regarding the term of office. He has been a member of the UBS BoD since 2004 and a member of both the Human Resources and Compensation Committee (HRCC) and the Risk Committee since 2008. The BoD would like to thank him for his valuable contribution. As previously announced, the BoD intends to nominate Jes Staley as a new member of the BoD for a one-year term. If elected, he will also stand for election to the HRCC, as is the case for all other members of this committee. In addition it is expected that he will be nominated as a member of the Risk Committee.

Chairman Axel Weber and the other members of the BoD will stand for re-election for a further one-year term.

Proposal to increase dividend

The UBS Group AG BoD intends to propose a dividend to shareholders of CHF 0.50 per share for the financial year 2014. This is double the previous year’s dividend, and represents 55% of the Group’s reported net profit for 2014. In addition, the BoD intends to propose a one-time additional payout of CHF 0.25 per share upon the completion of the acquisition of all shares in UBS AG.

Proposals for compensation of the BoD and GEB

UBS amended its Articles of Association at last year’s AGM to take account of the Ordinance against Excessive Compensation in Listed Stock Corporations. At the AGM 2015, shareholders will for the first time be asked to vote on the variable compensation for the GEB for the performance year 2014, the fixed compensation for the GEB for the financial year 2016, and the compensation for the BoD from the AGM 2015 to the AGM 2016. The BoD believes that prospective votes regarding the maximum fixed compensation for the GEB and the BoD provide the firm and its governing bodies with the certainty needed to operate effectively. The shareholders’ vote on the aggregate variable compensation for the GEB in relation to the preceding year allows shareholders to make an informed decision on compensation considering pay in light of actual performance achieved. As in previous years, there will be an advisory vote by shareholders on the compensation report at this year’s AGM.

Agenda for the Annual General Meeting of UBS Group AG:

1.	Annual report, UBS Group AG consolidated and standalone financial statements for the financial year 2014

1.1. Approval of annual report and UBS Group AG consolidated and standalone financial statements

1.2. Advisory vote on the UBS Group AG Compensation Report 2014

2.	Appropriation of results and distribution of dividend

2.1. Appropriation of results and distribution of ordinary dividend out of capital contribution reserve

2.2. Supplementary distribution of a dividend out of capital contribution reserve upon the completion of the acquisition of all shares in UBS AG

3.	Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2014

4.	Approval of the aggregate amount of variable compensation for the members of the Group Executive Board for the financial year 2014

5.	Approval of the maximum aggregate amount of fixed compensation for the members of the Group Executive Board for the financial year 2016

6.	Elections

6.1. Re-election of members of the Board of Directors

6.1.1. Axel A. Weber as Chairman of the Board of Directors

6.1.2. Michel Demaré

6.1.3. David Sidwell

6.1.4. Reto Francioni

6.1.5. Ann F. Godbehere

6.1.6. Axel P. Lehmann

6.1.7. William G. Parrett

6.1.8. Isabelle Romy

6.1.9. Beatrice Weder di Mauro

6.1.10. Joseph Yam

6.2. Election of a new member to the Board of Directors: Jes Staley

6.3. Election of members of the Human Resources and Compensation Committee

6.3.1. Ann F. Godbehere

6.3.2. Michel Demaré

6.3.3. Reto Francioni

6.3.4. Jes Staley

7.	Approval of the maximum aggregate amount of compensation for the members of the Board of Directors from the 2015 Annual General Meeting to the 2016 Annual General Meeting

8.	8. Re-elections

8.1. Re-election of the independent proxy, ADB Altorfer Duss & Beilstein AG, Zurich

8.2. Re-election of the auditors, Ernst & Young Ltd, Basel

8.3. Re-election of the special auditors, BDO AG, Zurich

The invitation to the AGM as well as explanatory information on individual agenda items is available on the UBS website via the following link: www.ubs.com/agm. Voting results will also be uploaded to the website during the AGM.

The UBS Group AG AGM will take place at the Messe Basel on 7 May 2015 at 14.00.

An AGM for the remaining shareholders of UBS AG will be held prior to this. These shareholders will mainly vote on the same agenda items as the shareholders of UBS Group AG. However, the BoD of UBS AG intends to propose a dividend to its shareholders of CHF 0.50 per share from capital contribution reserves to be paid either in cash or in the form of UBS AG shares of equal value. In conjunction with this, the creation of conditional capital will also be proposed in order to successfully conclude proceedings relating to the annulation of shares (pursuant to Art. 33 of the Stock Exchange Act). For this to be possible, UBS Group AG must hold 98% of the shares of UBS AG. At present, UBS Group AG already holds more than 97% of the shares of UBS AG.

Participation by media representatives

Representatives of the media may register to attend the UBS Group AG AGM by returning the invitation on page 4 by 27 April 2015.

UBS Group AG and UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: April 1, 2015